                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 1 )*

                                      IPI, Inc.
                                      ---------
                                   (Name of Issuer)

                            Common Stock, $0.01 par value
                            -----------------------------
                            (Title of Class of Securities)

                                     449805 10 0
                                     -----------
                                    (CUSIP Number)

                                 Thomas G. Lovett IV
                             Lindquist & Vennum P.L.L.P.
                                   4200 IDS Center
                                80 South Eighth Street
                             Minneapolis, Minnesota 55402
                              Telephone:  (612) 371-3211
                              --------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   January 5, 1998
                                   ---------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 12 Pages

-----------------------------------
 CUSIP No.       449805100
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS     Dennis M. Mathisen
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)                                                (a)/ /

                                                                         (b)/X/
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See instructions)               00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   / /

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION              UNITED STATES

--------------------------------------------------------------------------------

   NUMBER OF     7   SOLE VOTING POWER              9,000

     SHARES
                ----------------------------------------------------------------
  BENEFICIALLY
                 8   SHARED VOTING POWER            -0-
    OWNED BY

      EACH      ----------------------------------------------------------------

   REPORTING     9   SOLE DISPOSITIVE POWER         9,000

     PERSON
                ----------------------------------------------------------------
      WITH
                 10   SHARED DISPOSITIVE POWER      1,592,044


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,601,044

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See instructions)                                                 / /
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               33.8%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See instructions)          IN

--------------------------------------------------------------------------------



                                  Page 2 of 12 Pages

-----------------------------------
 CUSIP No.       449805100
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Marshall Financial Group, Inc. ,
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)                                                (a)/ /

                                                                         (b)/X/
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See instructions)               WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   / /

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION              UNITED STATES

--------------------------------------------------------------------------------

   NUMBER OF     7   SOLE VOTING POWER              1,592,044

     SHARES
                ----------------------------------------------------------------
  BENEFICIALLY
                 8   SHARED VOTING POWER            -0-
    OWNED BY

      EACH      ----------------------------------------------------------------

   REPORTING     9   SOLE DISPOSITIVE POWER         1,592,044

     PERSON
                ----------------------------------------------------------------
      WITH
                10   SHARED DISPOSITIVE POWER       -0-


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,592,044

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (See instructions)                                          /X/

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     33.6%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See instructions)          CO

--------------------------------------------------------------------------------


                                  Page 3 of 12 Pages

-----------------------------------
 CUSIP No.       449805100
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  Kenneth J. Severinson
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)                                                (a)/ /

                                                                         (b)/X/
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See instructions)               00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   / /

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION              UNITED STATES

--------------------------------------------------------------------------------

   NUMBER OF     7   SOLE VOTING POWER              25,000

     SHARES
                ----------------------------------------------------------------
  BENEFICIALLY
                 8   SHARED VOTING POWER            -0-
    OWNED BY

      EACH      ----------------------------------------------------------------

   REPORTING     9   SOLE DISPOSITIVE POWER         25,000

     PERSON
                ----------------------------------------------------------------
      WITH
                10   SHARED DISPOSITIVE POWER       -0-


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     25,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See instructions)                                                   /X/

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     .5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See instructions)          IN

--------------------------------------------------------------------------------


                                  Page 4 of 12 Pages

-----------------------------------
 CUSIP No.       449805100
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS      John A. Fischer
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)                                                (a)/ /

                                                                         (b)/X/
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See instructions)               00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   / /

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION              UNITED STATES

--------------------------------------------------------------------------------

   NUMBER OF     7   SOLE VOTING POWER               50,000

     SHARES
                ----------------------------------------------------------------
  BENEFICIALLY
                 8   SHARED VOTING POWER            -0-
    OWNED BY

      EACH      ----------------------------------------------------------------

   REPORTING     9   SOLE DISPOSITIVE POWER          50,000

     PERSON
                ----------------------------------------------------------------
      WITH
                10   SHARED DISPOSITIVE POWER       -0-


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    50,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See instructions)                                                   /X/

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     1.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See instructions)          IN

--------------------------------------------------------------------------------


                                  Page 5 of 12 Pages

-----------------------------------
 CUSIP No.       449805100
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS     Richard A. Hassel
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)                                                (a) / /

                                                                         (b) /X/
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See instructions)               00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   / /

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION              UNITED STATES

--------------------------------------------------------------------------------

   NUMBER OF     7   SOLE VOTING POWER              50,000

     SHARES
                ----------------------------------------------------------------
  BENEFICIALLY
                 8   SHARED VOTING POWER            -0-
    OWNED BY

      EACH      ----------------------------------------------------------------

   REPORTING     9   SOLE DISPOSITIVE POWER         50,000

     PERSON
                ----------------------------------------------------------------
      WITH
                10   SHARED DISPOSITIVE POWER       -0-


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     50,000

--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /X/ (See instructions)
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     1.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See instructions)          IN

--------------------------------------------------------------------------------


                                  Page 6 of 12 Pages

-----------------------------------
 CUSIP No.       449805100
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS   Kenneth J. Roering
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)                                                (a)/ /

                                                                         (b)/X/
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See instructions)               00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   / /

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION              UNITED STATES

--------------------------------------------------------------------------------

   NUMBER OF     7   SOLE VOTING POWER              50,000

     SHARES
                ----------------------------------------------------------------
  BENEFICIALLY
                 8   SHARED VOTING POWER            -0-
    OWNED BY

      EACH      ----------------------------------------------------------------

   REPORTING     9   SOLE DISPOSITIVE POWER         50,000

     PERSON
                ----------------------------------------------------------------
      WITH
                10   SHARED DISPOSITIVE POWER       -0-


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    50,000

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See instructions)                                                   /X/
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     1.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See instructions)          IN

--------------------------------------------------------------------------------


                                  Page 7 of 12 Pages

Item 1.   SECURITY AND ISSUER

     This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of IPI, Inc. (the "Company"), having its principal executive offices at 15155 Technology Drive, Eden Prairie, Minnesota 55344.

Item 2.   IDENTITY AND BACKGROUND

DENNIS M. MATHISEN - (a) through (f) remain the same as initially reported

MARSHALL FINANCIAL GROUP, INC. ("MFG") - (a) through (f) remain the same as initially reported

KENNETH J. SEVERINSON

     (a) Kenneth J. Severinson

     (b) 903 North Third Street, Suite 300, Minneapolis, Minnesota 55401.

     (c) Mr. Severinson's principal occupation is Vice President of MFG.

     (d) Mr. Severinson has not been convicted in a criminal proceeding in the last five years.

     (e) Mr. Severinson has not been a party to a civil proceeding involving violations of securities laws in the last five years.

     (f) Mr. Severinson is a citizen of the United States.

JOHN A. FISCHER

     (a) John A. Fischer

     (b) 903 North Third Street, Suite 300, Minneapolis, Minnesota 55401.

     (c) Mr. Fischer's principal occupation is Executive Vice President of MFG.

     (d) Mr. Fischer has not been convicted in a criminal proceeding in the last five years.

     (e) Mr. Fischer has not been a party to a civil proceeding involving violations of securities laws in the last five years.

     (f) Mr. Fischer is a citizen of the United States.


                                  Page 8 of 12 Pages

RICHARD A. HASSEL

     (a) Richard A. Hassel

     (b) 1100 Viking Drive, Suite 400, Eden Prairie, Minnesota 55344

     (c) Mr. Hassel's principal occupation is General Counsel of Lifetouch, Inc., a photographic services company, 1100 Viking Drive, Suite 400, Eden Prairie, Minnesota 55344.

     (d) Mr. Hassel has not been convicted in a criminal proceeding in the last five years.

     (e) Mr. Hassel has not been a party to a civil proceeding involving violations of securities laws in the last five years.

     (f) Mr. Hassel is a citizen of the United States.

KENNETH J. ROERING

     (a) Kenneth J. Roering

     (b) 142 W. Pleasant Lake Road, North Oaks, Minnesota, 55127

     (c) Mr. Roering's principal occupation is a professor at the Carlson School of Management at the University of Minnesota in Minneapolis.

     (d) Mr. Roering has not been convicted in a criminal proceeding in the last five years.

     (e) Mr. Roering has not been a party to a civil proceeding involving violations of securities laws in the last five years.

     (f) Mr. Roering is a citizen of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Funds used by MFG to purchase the Common Stock of IPI came from working capital and a note delivered to the sellers of IPI shares (the "Note"). Funds used by Messrs. Severinson, Fischer, Hassel and Roering consisted of cash and debt borrowed from MFG.

Item 4.   PURPOSE OF TRANSACTION


                                  Page 9 of 12 Pages

     All reporting persons hereunder have acquired the securities described in Items 1 and 5 for investment purposes.

     All reporting persons hereunder may, from time to time, (1) acquire additional shares of Common Stock (subject to availability at prices deemed favorable to such persons) in the open market, in privately negotiated transactions, or otherwise, or (2) attempt to dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise. In addition, as described in Item 5, shares purchased and held by MFG are subject to a buy-sell agreement between MFG and Jacobs Industries, Inc.

     Except as set forth above, all reporting persons hereunder have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The reporting persons anticipate exploring a number of alternatives with respect to the Company, including one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) On January 5, 1998, Marshall Financial Group, Inc. ("MFG"), of which Dennis M. Mathisen is the President, Chief Executive Officer and sole shareholder, exercised its options to purchase 1,608,500 shares and 79,272 shares of the Company pursuant to agreements between MFG and Jacobs Industries, Inc. ("JII") and Dorothy Galloway, respectively. The terms of such agreements were previously disclosed on Schedule 13D filed November 12, 1997. Subsequent to such exercise, MFG sold 13,675, 27,351, 27,351 and 27,351 shares of IPI Common Stock to Messrs. Severinson, Fischer, Hassel and Roering, respectively.

     In connection with these sales, JII waived the right of first refusal contained in Paragraph 10 of the Option, Security Agreement and Buy-Sell Agreement dated May 28, 1997, as amended (the "Agreement"), by and between MFG and JII. In addition to their purchases from MFG, Messrs. Severinson, Fischer, Hassel and Roering purchased an additional 11,325, 22,649, 22,649 and 22,649 shares of IPI Common Stock, respectively, in private transactions with Ms. Galloway.

     All the reporting persons hereunder disclaim beneficial ownership of shares held by the others except Mr. Mathisen, who does not disclaim beneficial ownership of the shares held by MFG. All shares currently held by MFG remain subject to the provisions of the buy-sell agreement previously disclosed.

     Based upon this series of transactions, as of January 5, 1998, the reporting persons hereunder own shares of the Common Stock of the Company in the following amounts:


                                 Page 10 of 12 Pages

                                                SHARES          PERCENTAGE
                                                OWNED           OUTSTANDING
                                              ---------         -----------

        MFG                                   1,592,044            33.6%
        Mr. Mathisen                          1,601,044            33.8%
        Mr. Severinson                           25,000              .5%
        Mr. Fischer                              50,000             1.1%
        Mr. Hassel                               50,000             1.1%
        Mr. Roering                              50,000             1.1%


     (b)   The responses of all reporting persons hereunder to Items (7) through
(11) of the portions of the cover page of this Schedule which relate to beneficial ownership of shares of Common Stock are incorporated herein by reference. With respect to the shares held by MFG, Items (7) through (11) do not reflect that (i) such shares were pledged under the Note pursuant to the Agreement wherein certain rights are triggered upon default of the Note, including the right to vote such shares by the Pledgee, and (ii) under the Agreement, MFG and JII gave each other certain rights of first refusal whereby either party may initiate a procedure to either buy or sell the other's shares under certain circumstances with ninety (90) days' notice.

     (c) Other than the transactions described in Item 5(a) above, the reporting persons hereunder have not effected any transactions in the Common Stock during the past sixty days.

     (d)   Not applicable.

     (e)   Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than the agreements referred to in Item 5 or previously reported, there are no contracts, arrangements, understandings or relationships between any of the reporting persons and any other person with respect to any securities of the Company.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

     (1) Joint Filing Agreement


                                 Page 11 of 12 Pages

                                      SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             MARSHALL FINANCIAL GROUP, INC.

Date: January 7, 1998                        /s/ John A. Fischer
                                             -------------------------------
                                             John A. Fischer
                                             Executive Vice President


Date: January 7, 1998                        /s/ Dennis M. Mathisen
                                             -------------------------------
                                             Dennis M. Mathisen


Date: January 7, 1998                         /s/ Kenneth J. Severinson
                                             -------------------------------
                                             Kenneth J. Severinson


Date: January 7, 1998                         /s/ John A. Fischer
                                             -------------------------------
                                             John A. Fischer


Date: January 7, 1998                         /s/ Richard A. Hassel
                                             -------------------------------
                                             Richard A. Hassel


Date: January 7, 1998                         /s/ Kenneth J. Roering
                                             -------------------------------
                                             Kenneth J. Roering


                                 Page 12 of 12 Pages

                                      EXHIBIT 1


                                JOINT FILING AGREEMENT


     The undersigned, Marshall Financial Group, Inc, Dennis M. Mathisen, Kenneth
J. Severinson, John A. Fischer, Richard A. Hassel and Kenneth J. Roering hereby agree that this Schedule 13D Amendment No. 1 relating to securities of IPI, Inc. shall be filed on behalf of each of them.


Dated: January 7, 1998
                              MARSHALL FINANCIAL GROUP, INC.


                               /s/ John A. Fischer
                              --------------------------------------------------
                              By: John A. Fischer
                              Its: Executive Vice President


                               /s/ Dennis M. Mathisen
                              --------------------------------------------------
                              Dennis M. Mathisen


                               /s/ Kenneth J. Severinson
                              --------------------------------------------------
                              Kenneth J. Severinson


                               /s/ John A. Fischer
                              --------------------------------------------------
                              John A. Fischer


                               /s/ Richard A. Hassel
                              --------------------------------------------------
                              Richard A. Hassel


                               /s/ Kenneth J. Roering
                              --------------------------------------------------
                              Kenneth J. Roering